EXHIBIT 23(A)

Consent of Independent Auditors
-------------------------------

We consent to the incorporation by reference in this Annual Report (Form 10-K) and in the Registration Statements on Forms S-8 (No.333-30306, No. 333-92757, No. 333-83707, No. 333-34175, No. 33-59099, No. 33-54689) of Thomas Industries
Inc. of our report dated February 8, 2003, included in the 2002 Annual Report to Shareholders of Thomas Industries Inc.

Our audits also included the financial statement schedules for the years ended December 31, 2002 and 2000 listed in item 15(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the 2002 and 2000 basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/ Ernst & Young LLP
Louisville, Kentucky
March 24, 2003